Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

It is hereby certified that:

FIRST:  The name of the corporation is Technology Integration Group, Inc. (the “Corporation”).

SECOND:  The Certificate of Incorporation of the Corporation is hereby amended by striking out Article “FOURTH” thereof and substituting in lieu of said Article, the following new Article “FOURTH”:

“FOURTH”  The total number of shares of common stock which the corporation shall have authority to issue is Ninety Five Million (95,000,000) shares, all of such shares shall be $.001 par value per share; without cumulative voting rights and without any preemptive rights, and Five Million (5,000,000) shares shall be Preferred Stock, all of such shares shall be $.001 par value per share to have such classes and preferences as the Board of Directors may determine from time to time.

THIRD:  The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on this 24th day of July 2006.

By:  /s/ Cosimo J. Patti

Cosimo J. Patti, President, Chief Executive

Officer, Chief Financial Officer, Secretary,

Treasurer and Chairman